Exhibit 12


THE MONTANA POWER COMPANY

Computation of Ratio Earnings to Fixed Charges
(Dollars in Thousands)


	   Twelve Months
	      Ended
	December 31, 1995

Net Income	$ 59,053

Income Taxes	  21,573
	$ 80,626



Fixed Charges:
	Interest	$ 47,330
	Amortization of Debt Discount,
		Expense and Premium	1,567
	Rentals	  35,300
			$ 84,197



Earnings Before Income Taxes
	and Fixed Charges	$164,823



Ratio of Earning to Fixed Charges	    1.96 x